TITLE PAGE

REPORT ON THE XIAOSHAN GOLD AND SILVER PROJECT

SHANXIAN COUNTY, HENAN PROVINCE

PEOPLE’S REPUBLIC OF CHINA

HULUYU

LONGITUDE 1110 14’ 20’’ EAST

LATITUDE 340 33’ 10’’ NORTH

DAFANGSHAN

LONGITUDE 1110 18’ 30’’ EAST

LATITUDE 340 33’ 00’’ NORTH

For

MINCO GOLD CORPORATION

#2772 - 1055 West Georgia Street
Vancouver, B.C, Canada

V6E 3R5

By

Peter G. Folk, P. Eng.

October 1, 2007

TABLE OF CONTENTS

Page

SUMMARY

       1

INTRODUCTION

       1

RELIANCE ON OTHER EXPERTS

       1

PROPERTY DESCRIPTION AND LOCATION

       2

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,

INFRASTRUCTURE AND PHYSIOGRAPHY

       3

HISTORY

       3

Huluyu

       4

Dafangshan

       4

GEOLOGICAL SETTING

       5

Regional and Local Geology

       5

Property Geology

       7

DEPOSIT TYPES

       7

MINERALIZATION

       7

EXPLORATION

      13

DRILLING

      13

SAMPLING METHODS AND APPROACH

      13

SAMPLE PREPARATION, ANALYSES AND SECURITY

      13

DATA VERIFICATION

      14

ADJACENT PROPERTIES

      15

MINERAL PROCESSING AND METALLURGICAL TESTING

      15

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

      15

OTHER RELEVANT DATA AND INFORMATION

      15

ii

INTERPRETATION AND CONCLUSIONS

      16

RECOMMENDATIONS

      17

BUDGET

      17

REFERENCES

      19

CERTIFICATE OF AUTHOR

      20

LIST OF FIGURES

Figure 1.  Location Map

                    2

Figure 2.  Map of the World showing the Project and Tectonic Plates

        5

Figure 3.  Geological Map China

        6

Figure 4.  Regional Geology

        8

Figure 5.  Huluyu Permit Geology

        9

Figure 6.  Dafangshan Permit Geology

      10

Figure 7.  Longitudinal Section of the K-3 and K-4 Deposits, Huluyu Permit

      11

Figure 8.  Longitudinal Cross Sections of Vein 3 and Vein 10

      12

LIST OF TABLES

Table 1.  Significant Rock Sample Results, Huluyu Permit

        4

Table 2.  Significant rock sample results, Dafangshan Permit

        5

Table 3.  Verification Assays

      14

iii

SUMMARY

Minco Gold Corporation has entered into a joint venture agreement with Henan Nonferrous Geological Mining Co. Ltd. to explore two separate permits aggregating 29.1 km2 well located in Shanxia County, Henan Province.  The area can be said to be a part of the eastern extension of the Qinling metallogenic belt which contains a major gold producing area (Xiaoqinling area) about 30 km to the west, and also has similarities to an important silver producing area about 30 km to the south currently under production by Silvercorp Metals Inc. (Broili, C., 2004 and 2006).  Extensive, but narrow Au and Au, Ag, Pb, Zn bearing shear veins occurring in Archaean Taihu metamorphic rocks have been the targets for artisanal miners and have been studied in some detail by the Sixth Geological Team of Henan Nonferrous Metal Geological Mineral Bureau.  Mapping and sampling of shallow underground workings and the results of widely spaced surface trenches suggest Au-Ag values which, in China, are potentially economic.  Many different zones are highly prospective.

As far as is known the area has neither been drilled nor systematically explored in detail.  The author concludes that further exploration work is warranted.  This would consist of more detailed mapping and sampling of known structures and new exposures with follow up diamond drilling.  Work should be concentrated on the steeply dipping veins rather than the gently dipping veins for reasons related to narrow-vein mining characteristics.  A second phase of work to consist of underground development would be contingent on the drill results.

A two-stage contingent budget of $1,122,000 has been recommended, with the fist phase amounting to $396,000.

INTRODUCTION

On May 29, 2007, Minco Gold Corporation (Minco) announced the formation of a joint venture to explore the two exploration permits at Xiaoshan.  The author was then commissioned by Minco management to write the required NI 43-101 compliant report for the project.  Minco has done no work on the property and the data in this report comes primarily from two reports by Sixth Geological Team of Henan Nonferrous Metal Geological Mineral Bureau as cited in the references section.

The author was on the properties on the 29th and 30th of May, 2007 and reviewed the available data, and examined some of accessible underground workings.

RELIANCE ON OTHER EXPERTS

Except for the data and reports of the Sixth Geological Team of Henan Nonferrous Metal Geological Mineral Bureau, and other references cited, the author has not relied on other experts.

PROPERTY DESCRIPTION AND LOCATION

The Xiaoshan project consists of two exploration permits; the 17.1km2 Huluyu permit (1110 14’ 20’’ East Longitude, 340 33’ 10’’ North Latitude) and the 12km2 Dafangshan permit (1110 18’ 30’’ East Longitude, 340 33’ 00’’ North Latitude), located in western Henan Province in the People’s Republic of China (Figure 1). Both permits, which the author has reviewed, are valid and renewable.  Annual fees, relating to the area of the permits held, are on a sliding scale but will not exceed about $1,930 per year.  The law requires local compensation for temporary use of land for mining and exploration purposes; however, permanent habitations and land under cultivation were not observed on the properties and a significant liability is not thought to be present.  A China Compensation Fee on gold mined is 2% of net smelter revenue. As far as is known the property is subject to no other encumbrances or agreements, however the author has not researched the title in detail.

Figure 1 Location Map

Both permits are held by the Henan Nonferrous Exploration and Mining Company (HNEM), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province. On February 7, 2007, a JV agreement was signed between the Minco Mining (China) Corporation and the Henan Nonferrous Exploration and Mining Company

(HNEM) to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. Minco will earn 70% interest of the Xiaoshan project by making an instalment cash payment of RMB15 million and funding all the exploration and development activities. The HNEM will hold a carried interest of 30% in the Xiaoshan project. All the exploration and development will be operated through the joint venture, Zhongyuan-Minco Mining Company which has been formalized.

Maps showing the mineralized zones in relation to the permit boundaries and topography are shown on Figures 5 and 6.

On exploration permits, the local (county) government is to be informed when work is to start and is in charge of some dealings with the local citizens.  For example at Xiaoshan the local county government must deal with several groups of “illegal” miners which are operating artisanal underground mines within the permit area.  Throughout China many thousands of artisanal miners are at work without legal title to the ground.  They do this with minimal controls often with some kind of agreements with and payments to the local County government.  The environmental liabilities caused by the “illegal” miners are, in theory, their responsibility and it would be a good idea to make a photographic survey of mining activity on the permits before serious exploration work starts on the properties.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND

PHYSIOGRAPHY

The nearest airport is at Luoyang about 100 km to the east.  Both properties are easily accessible by gravel road from the county center of Sanmexia 45 km to the north.  Low, sparsely treed, bush-covered mountains range in elevation from about 800 m to 1400 m.

Climate is temperate with a year-round operating season.

Sufficient water and space for any foreseeable mining infrastructure are available on the permits.  Labour, and high tension electrical sources are available nearby as are custom milling and smelting facilities.  There are no villages on the permits and surface rights are not considered to be a problem.

HISTORY

Mining and metallurgical activities for gold and silver can be traced back for hundreds of years in this area.  Widespread ancient workings and remains of smelters have been observed.  The amount of production from both properties has been by “illegal miners” and is unknown.  As far as can be ascertained there has never been an organized mining operation on either property.  Work done recently by the Sixth Geological Team of Henan Nonferrous Metal Geological Mineral Bureau includes 1:50,000 mapping in the general area, 1:10,000 scaled property geology maps and detailed underground surveying, mapping and sampling at appropriate scales.  Wide-spaced rock trenching and sampling has also been done.

Stream geochemistry at 1:25, 000 scale has been done by the “teams” and the results in Au, Ag, and Pb are represented on figure 4.  It has to be suspected that stream geochemistry is strongly affected by artisanal mining and does not reflect naturally occurring elements.

Sampling has been restricted to surface work and examinations of accessible artisanal mine workings many of which have been mapped and sampled in detail. No drilling has been performed on the permits

Huluyu

At least twelve veins have been mapped.  The significant results are tabulated below in Table 1.

Struct. No.	Struct. L. (m)	Zone No.	Length (m)	Detailed Description
K-1	3,600	K1-1	1,500	Ore shoot 50m long, 4.47 g/t Au/0.87m
		K1-2	500	Wide spaced sampling averages 7.4 g/t Au, 53 g/t Ag/0.41m
K-3	4,300	North	380	Mined to 4th level with estimated grade 3.7 g/t Au, 38.0 g/t Ag over 0.42m width. Actual production is unknown.
K-3		North	350	8 widespread surface samples between 1.93 g/t Au, 29.0 g/t Ag/0.75m and 13.80 g/t Au, 35.0 g/t Ag/0.50m
		North	220	A total of 11 samples in shallow workings and surface samples average 3.69 g/t Au, 50.9 g/t Ag/0.43m
		South	150	Mine workings to 70m depth indicate a vein grading 2.61 g/t Au, 34.6 g/t Ag/0.60m
K-4	600	Cent.	370	Shallow mine workings indicate an average grade of 4.34 g/t Au, 22.38g/t Ag/0.49m. over about 200m strike length
K-5	500	Cent.	200	4 samples suggest a grade of 4.45 g/t Au, 27.33 g/t Ag/0.20m
K-6	700	Cent.	200	Several samples from shallow workings suggest a grade of 5.51 g/t Au, 51.38 g/t Ag/0.35m
K-7	300	Cent.	240	A few samples suggest 0.43 g/t Au, 20.7 g/t Ag/0.43m
K-8	300	Cent.	30	Drift assays 4.55 g/t Au, 14.75 g/t Ag/0.25m

Table 1 Significant rock sample results, Huluyu Permit

Subsequent to the author’s visit Minco employees took two careful chip samples on the third level of one of the active mines on the K-3 structure.  These samples assayed:

•

11.73 g/t Au, 231.0 g/t Ag, 9.08% Pb and 22.46% Zn over a 60 cm width, and

•

13.45 g/t Au, 361.0 g/t Ag, 24.07% Pb and 5.05% Zn over a 30 cm width.

Unfortunately the author cannot verify these samples which suggest that a high grade ore shoot has been encountered.

Dafangshan

A total of 10 veins have been mapped.  The significant results are tabulated in table 2.

.

Struct. No.	Struct. L. (m)	Zone No.	Length (m)	Detailed Description
1	500	1	30	Mine sampling indicates 6.05 g/t Au/0.42m. Vein dips 41[0]
			100	On surface another 100m of similar grade is indicated
2	500	2	200	7 wide spaced samples average 3.0 g/t Au/ 0.61m. Dip 41[0]
3	1,200	3west	210	5 surf. and shallow mine samples average 6.9 g/tAu/0.59m
		3west	90	12 mine samples average 4.20 g/t Au/0.61m
		3west	120	3 surface samples average 6.21 g/t Au/0.65m
		3cent.	70	2 surface samples average 4.06 g/t Au/0.79m
		3east	320	Comprehensive u/g sampling averages 4.3 g/t Au/0.65m
4	600	4cent.	210	Abundant u/g sampling averages 5.68 g/t Au/0.46m. Dip 30[0]
8	600	8cent.	400	6 surface samples average 5.32 g/t Au/0.71m. Dip 25[0]
9	800	9cent.	250	U/g sampling averages 4.2 g/t Au/0.6m. Dip 30[0]
		9nor.	400	5 surface trenches average 5.19 g/t Au/0.61m. Dip 30[0]
10	750	10	140	Abundant u/g sampling averages 0.47 g/t/0.64m. Dip 71[0]
		10nor	200	4 surface samples average 3.66 g/t Au/0.7m

Table 2 Significant rock sample results, Dafangshan Permit

Historical Chinese reports on the two permits include the results of resource calculations; however these are not NI43-101 compliant.

GEOLOGICAL SETTING

Regional and Local Geology

Tectonically, the Xiaoshan project area sits at the Xiaoshan uplift block on the southern rim of the North China Craton. The area of interest occurs within Achaean and Proterozoic rocks (Figures 2 and 3).

Figure 2 Map of the world showing the location of the Xiaoshan Project on the rim of the North China Plate (SC). From Dutch, S., 2003.

The Achaean Taihua Group rocks form an anticlinal or dome structure with an E-W trend which is also the general trend of the nearby Qinling metallogenic belt, a famous gold producing area in China which occurs as little as 30 km to the west.  An important silver producing area (Ying Property, Silvercorp Metals Inc.) occurs in similar lithologies about 30 km to the south.

中国地质图
Geological Map of China
N
S
W
E
0
400
800 km
乌鲁木齐
Urumqi
哈尔滨
Harbin
北京
Beijing
西安
Xi'an
XIAOSHAN
PROJECT
拉萨
Lhasa
上海
Shanghai
Guangzhou
日本海
Sea of Japan
黄海
Yellow Sea
东海
East China Sea
南海
South China Sea
南海
South China Sea
南海诸岛
South China Sea Is.
第四系
Quaternary
第三系
Tertiary
中生界
Mesozoic
古生界
Palaeozoic
元古界
Proterozoic
太古界
Archaeozoic
花岗岩
Granite
玄武岩
Basalt
基性-超基性岩
Basic-ultrabasic rocks
断层
Fault
PROFESSIONAL
PETER G. FOLK
ENGINEER
July, 2007

Figure 3 Geology Map of China from the China Geological Survey

Proterozoic schist, phyllite and andesites and Achaean rocks consisting of a migmatitic assemblage are found in the area which has undergone southwest to northeast compression related to the northeast motion of the Indian Plate.  Except for a small body of porphyritic granite on the western boundary of the Huluyu permit, granitic rocks are absent.  This granite is not shown on the regional geology map (Figure 4) but is evident on the more detailed Figure 5.  Diabase dykes of Proterozoic age occur sporadically throughout the area.

Several important northwest trending structures are seen to occur in the center of the map (Figure 4).  These are compressional or reverse faults which are related to important Au-Ag mineralization.

Property Geology

Geology maps of the Huluyu and Dafangshan permits are shown on figures 5 and 6.  At Huluyu, Achaean migmatite has been intruded by a few Proterozoic diabase dykes.  A nose of (Mesozoic) granitic porphyry (gp) on the western limit of the boundary suggests an east-west uplift trend which passes through the area of most interest and provides a heat source for the multiple veins that have been mapped.  A series of twelve “compressive” or reverse shears with steep dips and northwesterly strikes have been mineralized and provide the targets for Au-Ag mining.  Most of these shear-veins dip to the south-west, but one of them, K-8, has a north-east dip which probably reflects a contemporaneous conjugate shear set. Although it is not well displayed on the geology map the K-3 and K-4 veins are located in a poorly-defined mylonitic zone.

At Dafangshan similar rock types have been mineralized by ten Au veins probably also of the shear type, but without a clear pattern to suggest the structural provenance.  Silver has not been detected in important amounts.  Seven of these veins have shallow dips, which explain the curving outcrop patterns apparent on the geology map (figure 6) and most of them are bedding parallel.

Details of the veins and mineralization are described in later sections.

DEPOSIT TYPES

Mineralization being investigated is best described as being brittle, or brittle-ductile shear-hosted Au-Ag bearing narrow quartz veins, possibly of the mesothermal type.

MINERALIZATION

The Hulyuhu permit contains at least twelve Au-Ag bearing shear-hosted quartz veins.  The Au-Ag values are associated with pyrite, galena, and sphalerite, with small amounts of chalcopyrite and magnetite.  The common oxidation products of these minerals occur within a few metres of the ground surface.  Wall-rock alteration consists of generally non-pervasive silicification, sericite-pyrite, carbonate, and chlorite alteration.  Veins are narrow, nowhere reaching 1.0m in true width and are contained within schists of chlorite-albite, sericite-quartz-albite, plagioclase-amphibolite and gneissic rocks containing biotite and plagioclase. Some of the veins are remarkably extensive.

Controls to mineralization within the shear-veins are not well understood.  The author observes that the thickest mineralization occurs where the veins flatten, which is a characteristic of reverse shearing. Also noted is repeated brittle shearing which has caused some of the vein material to be soft and friable.  Figure 7 displays two longitudinal sections along veins K-3 and K-4, thought to be the most important veins on the permit.

比例尺　1：50000

HULUYU PERMIT (17.1sq.km)
DAFANGSHAN PERMIT (12.02sq.km)
前牛岭金矿 面积2.83km²
张家河金矿 面积2.65km²
龙卧沟金矿 面积10.60km²
葫芦峪金矿 面积17.10km²
大方山金矿 面积12.02km²
寺家沟金矿
张村乡短沟金矿 面积4.24km²
东岔—宽平金矿 面积15.60km²
胡沟金矿 面积19.90km²
July, 2007
0 5 km
图　例
第四系 Quaternary
厚层状石英岩夹片岩、千枚岩及安山玢岩等 Proterozoic schist, phyllite and andesite porphyrite
混合岩、片麻岩以后者为主 Archean migmatite
石英岩 Quartzite
大理岩 Marble
似斑状花岗岩 Porphyro-granite
伟晶岩（脉） Pegmatite (dyke)
花岗斑岩 Grano-porphyry
花岗岩脉及细晶岩脉 Granite dyke & Aplite dyke
花岗斑岩脉 Grano-porphyry dyke
二长斑岩脉 Monzonitic porphyry
正长岩脉 Syenite porphyry
辉绿岩（辉绿玢岩）脉 Diabase dyke
石英斑岩脉 Quartz porphyry
闪长岩脉闪长玢岩脉 Diorite & dioritic porphyry dyke
霏细斑岩脉 Felsite porphyry dyke
云煌岩脉 Minette dyke
碎裂岩 Cataclastite
糜棱岩 Mylonite
张性断裂面及产状 Tensional fault
千糜岩 Phyllite-mylonite
压性断裂面及产状 Compression fault
扭性断裂面 Torsion fault
性质不明断裂面 Unclear fault
推测断裂面 Inferred fault
碎裂带 Cataclastic zone
挤压带 Compressive zone
不整合接触线
实测地质界线 Unconformity contact
片麻理产状 Gneissosity
金矿点及编号 Gold occurrences
石英脉及编号 Quartz vein
矿化带蚀变及编号 Mineralization & alteration
老硐及编号 Old workings
石英脉产状 Attitude of quartz veins
金分散流异常区 Au anomalies in stream sediment
银分散流异常区 Ag anomalies in stream sediment
铅分散流异常区 Pb anomalies in stream sediment
村庄 Village
94工作金矿点及编号 Srial # of gold occurrences
登记区 Boundary of exploration permits
河南省有色金属地质矿产局第一地质大队
河南省陕县张村区域地质及分散流异常综合平面图
拟　编 索　勇 顺序号 1
审　核 刘灵恩 图　号 1
机助制图 王红伟 比例尺 1：50000
技术负责 胡国民 日　期 2003.11
单位负责 王金亮 资料来源 修测、整理
PROFESSIONAL ENGINEER PROVINCE OF BRITISH COLUMBIA PETER G. FOLK

Figure 4 Regional Geology, Exploration Permit Boundaries and Stream Sediment Anomalies. Data from Government Sources.

Reference Stations for Surveying at Dafangshan Permit

河 南 省 陕 县 大 方 山 矿 区 测 量 控 制 点 分 布 图

比例尺 1:10000

PROFESSIONAL
PROVINCE OF
PETER G. FOLK
BRITISH COLUMBIA
ENGINEER
July, 2007
0
1000 m
Figure 6
N
S
W
E

图 例

Q 第四系
Chx 中元古界熊耳群安山岩
Armh 混合质片麻岩
ArH 混合岩
ArJ 斜长角闪片麻岩
辉绿岩
斜长角闪岩
石英脉
矿脉及编号
首级控制点
加密控制点
矿脉产状（倾角）
性质不明断层
地质点及编号
老硐及编号
施工平硐及编号
竣工探槽及编号
勘探线剖面
详查区范围

DAFANGSHAN PERMIT GEOLOGY

The Dafangshan permit contains at least ten Au bearing shear-hosted quartz veins in similar rock types to those described above, with similar alteration minerals, but with only small amounts of base metal minerals.  Veins are similarly narrow and extensive.  Many of them are parallel to the mapped bedding, i.e. the veins were injected along bedding-plane shears.  Figure 8 displays longitudinal sections of vein 3 and vein 10, thought to be the most important veins on the permit.

EXPLORATION

The issuer has conducted no exploration work on the project.

DRILLING

As far as is known there are no drill holes on the project

SAMPLING METHODS AND APPROACH

Historically, the Sixth Geological Team of Henan Nonferrous Metal Geological Mineral Bureau has taken 447 rock samples at Huluyu and 705 at Dafangshan.  Over four km of vein strike length were covered by the sampling at Huluyu and over three km of vein strike length were sampled at Dafangshan.  The underground sampling described in the reports was normally undertaken at regular intervals which varied between eight and sixteen metres along the vein.  Normally each location was the site of three samples representing vein, hanging wall, and foot wall.  The author can not explain why some mines were sampled more closely than others.  Surface sampling of the veins took place along lines nominally 75m apart with some intermediate samples at random intervals.  Channel sampling techniques were used with the channels 5 cm deep, 10 cm wide and from 0.20 to 1.00 m long.

The author knows no sampling factor that could materially impact the accuracy of the results.

The sampling done by the geological team is likely to be of high quality and fully representative.  In general it is the author’s experience in China that the sampling work done by the geological teams is done “by the book”, is consistently of good quality, and is well documented.

Rock types, geological controls, zone widths and a summary of relevant samples and true widths of the historical work are described in prior parts of the report.

SAMPLE PREPARATION, ANALYSES AND SECURITY

The author is not aware of any sample preparation or special quality control measures that were employed by the geological team prior to dispatch of the samples to the assay laboratory.

No aspect of the sample preparation was conducted by an employee, officer director, or associate of Minco Gold Corporation.

Samples were sent to the “6th Geological Team Laboratory of the Henan Provincial Non-ferrous Geological Mineral Bureau” and between 7% (Dafangshan permit) and 5% (Huluyu permit) of the samples were re-assayed at the “Center Laboratory of Henan Provincial Non-ferrous Geological Bureau”.  These labs are certified by the CMA (China Metrology Association) which is charged with overseeing assay laboratories throughout China.

Samples were treated with standard techniques and all certified laboratories in China have similar systems for internal checks.  After drying and crushing, 100 grams of pulverized sample were digested with acids and analyzed by common atomic absorption techniques for Au and Ag and base metals.  For each batch of 25 samples five were normally repeated, two standards were inserted and one blank sample was run.

The author has no reason to suspect any problem with the quality of sampling, security and analytical procedures employed in the historical work described.

DATA VERIFICATION

Except for those described in the preceding paragraphs, the quality control measures and data verification procedures used by geological team to generate the data are not known.  The author has verified the data relied upon in this report by:

1.

visiting the property and confirming the geology and underground work relied upon, and

2.

Taking six check samples.  These samples were assayed by fire assay techniques at the laboratory of Process Research Associates Ltd., in Kunming, Yunnan Province.  This is an ISO (9001) certified company.  The laboratory is also certified by CMA, the Chinese regulatory association.  The results are shown in Table 3 below.

No.	Au g/t	Au g/t Repeat	Ag g/t	Pb %	Zn %	Width (m)	Notes
H-1	1.51	1.46	19.9	n.d.	n.d.	Grab	Huluyu mine dump, black gouge.
H-2	0.93	-	16.5	0.081	2.97	Grab	Huluyu mine dump, Qtz, minor Zn, Pb
H-3	5.31	5.27	13.3	0.65	0.83	0.7	Hulyuhu u/g shear vein K-3
D-1	2.68	2.77	6.0	0.18	0.11	0.15	Dafangshan u/g end of tunnel #6 vein
D-2	0.56	-	3.5	n.d.	n.d.	0.75	Dafangshan u/g #2 vein
D-3	2.83	3.95	0.9	n.d.	n.d.	Grab	Grab sample of ore in sacks. #3 vein

Table 3 Verification Assays

The results of the above assays verify the tenor of the historically reported results occurring on the permits.  The verification procedure was limited by safety reasons to active artisanal mines for which permission to enter was granted, and the author may not have encountered the highest grade areas.

ADJACENT PROPERTIES

To the author’s knowledge there are no adjacent, or nearby properties which could be considered to have any direct bearing on the Xiaoshan Project.

MINERAL PROCESSING AND METALLURGICAL TESTING

The geological teams did preliminary mineral processing tests on the mineralization; however the author is not conversant with the results.  One small arrastra-type milling facility on the Dafangshan property is processing local ores and artisanal miners on the Huluyu property are taking their ores to nearby processing plants. Therefore it can be fairly stated that the local ores can be processed by simple techniques.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Resource estimates reported by the geological team are not NI43-101 compliant.

OTHER RELEVANT DATA AND INFORMATION

It is important to consider the mining characteristics of the veins.  In China an underground minimum mining width is usually considered to be 0.8 m on steeply dipping veins.  All of the data reported by the geological team is less than this minimum width, therefore the grades reported should be diluted by a factor (Mining Grade = Initial Grade x True Width/0.8) to approach the grade that might be actually produced in a mining situation.

Considering veins with gentle dips, say less than 550 the minimum mining width is greater (miners must stand up to work) to the point where flat veins are mined to a width of about 1.5 m.  Although mining systems can be instituted whereby the narrow vein is removed first and the required waste removed on a second round, this doubles the time required to mine a fixed quantity of vein material.  Assuming that vein grades and thicknesses are more or less comparable it is important, therefore, that exploration is directed towards the steeply dipping veins.

With current gold prices above US$ 650 per ounce the mining cut-off grade for some small underground mines in China is one g/t Au or less with average grades less than three grams/ tonne Au (Peter Folk private files).  These types of grades are amply represented in the data within this report and therefore a clear potential exists for economic underground mining.

INTERPRETATION AND CONCLUSIONS

On the two exploration permits of the Xiaoshan Project precious metal mineralization occurs within metamorphosed Achaean rocks of the Taihua group, an important host for gold and silver mineralization in the region.  A noted regional mineral zonation from base-metal silver at depth (hotter, closer to the intrusive heat source) to gold mineralization higher up in the system is evident.  The Dafangshan mineralization carries less base metals and only insignificant silver values (farther from the heat source), whereas the Huluyu mineralization carries important values in silver and notably more base metals (primarily Pb and Zn) and is closer to a Mesozoic intrusion which noses onto the western edge of the permit.

Many narrow, precious metal shear veins on both permits have been the subject of widespread artisanal underground mining, occasionally to depths exceeding 100 metres.  This mining continues to the present at several localities.  Mapping and sampling by the Sixth Geological Team of Henan Nonferrous Metal Geological Mineral Bureau has indicated potentially economic mineralization both in widely spaced surface trenches and in underground workings.  These are listed on tables 1 and 2.

At Huluyu the best results are from the K-3 zone (380 m strike length grading 3.7 g/t Au, 38.0 g/t Ag over an average true width of 0.41 m) and the K-4 zone where a 200 m section grades 4.34 g/t Au, 22.4 g/t Ag over an average true width of 0.49 m.  New data subsequent to the author’s examination suggests that new workings deeper down on the K-3 structure contain higher grade material.

At Dangfanshan the best results are from the eastern portion of the #3 vein which contains a 320 m length containing 4.3 g/t Au over an average true width of 0.65 m and the #10 vein in which 140 m averages 0.47 g/t Au over an average true width of 0.7 m.

Both permits exhibit widely spaced surface sampling results which meet or exceed the underground results.

The author judges that the historical data collected by the geological team, a quasi-governmental organization, is of good quality and adequate density.  There is little doubt that the sampling-assaying procedures have been satisfactory and results are similar to the author’s verification sampling.  Uncertainty rests in the fact that the new mine openings excavated by artisanal miners since the sampling work was completed are not yet documented.

The author concludes that further exploration work is warranted.  This would consist of more detailed mapping and sampling of known structures and new exposures created within the recent past with follow up by diamond drilling.  Work should be concentrated on the steeply dipping veins rather than the gently dipping veins for reasons related to narrow-vein mining characteristics.  A second phase of work to consist of underground development would be contingent on the drill results.

RECOMMENDATIONS

1.

For reasons of environmental liability a photographic study and notes of all existing mining disturbances should be immediately undertaken.

2.

The underground mines of interest should be re-examined and documented to determine any new developments since the examinations by the geological team.  If any of the old mine workings are full of water this fact would be very important to know for future development programs.

3.

Detailed mapping and sampling of the areas of most interest should be undertaken.

4.

A program of diamond drilling is clearly warranted.  This should take the form of 2,000 m of drilling in at least 8 holes.  Since the veins are narrow, a larger than normal (HQ or thin-wall N at the smallest) core size should be considered.

5.

Contingent upon successful drilling results a program of underground development would follow.  This would include preliminary metallurgical tests, engineering and environmental studies.

BUDGET (CDN$)

It is the nature of mineral exploration that it is impossible to exactly predict what the results, best methods and expenditures will be, these being entirely dependant on factors at the exploration site, the timing of the work, and various contract costs at the time.  For the best results it will be necessary to employ experienced and qualified field geologists to carry out the work recommended here.  Although the writer has prepared this estimate of expenditures with care, he does not guarantee that the program can be completed for the amounts estimated.  Further budgeting is recommended to be done in China at the time that various parts of the program are put to tender.

Phase 1

Diamond core drilling, large diameter, all inclusive

2,000 m @ $110/m

        $220,000

Manager

4 months @ $2000/m

            $8,000

Geologists

          2 @ $1000/month x 4 m           $8,000

Labour, drivers

5 @ $20/day x 100 days       $10,000

Survey

$4,000

Support and accommodations

4 months @ $6,000/m

          $24,000

Sample shipment and assay

2,000 @ $22

          $44,000

Travel expense, airfare

          $12,000

Data processing, reports, maps, consultants, office costs

          $27,000

Communications

$3,000

        $360,000

Contingency 10%

          $36,000

Total

        $396,000

Phase 2 (Contingent on the results of Phase 1)

Exploration shaft

150 m @ $1,200/ m (all inclusive)

                    $180,000

Underground development

1,000 m @ $120/m

        $120,000

Sample shipment and assay

1,000 @ $22

          $22,000

Metallurgical studies

          $50,000

Engineering and environmental studies

          $50,000

Local transportation, vehicle rental, gasoline and supplies

          $20,000

Lodging, food, hotels, mine camp costs

          $30,000

Office costs, telephone, internet, drafting, report writing

          $50,000

Consultants, metallurgical, mining, geological

          $30,000

Supervision, engineering, geology, mine administration

          $60,000

Casual labor, camp maintenance, cooks, drivers

          $20,000

Airfare and other travel

          $20,000

Road construction and repairs

$8,000

        $660,000

Contingency 10%

          $66,000

Total

        $726,000

GRAND TOTAL

     $1,122,000

REFERENCES

Argus, D., Soudarin, L., Cretaux, C.F., (2002); Plate Motion from Doris Data.  IDS Workshop, Biarritz, France, June, 2002.

China Geological Atlas; (1971).  China Geological Research Institute, Beijing. In Chinese.

Dutch, S., (2003); Web Page dated October, 2003. www.uweb/edu/Dutch/EarthSC102Notes/102PtEarthHist.htm

Huang, T.K., Jen, C., Jiang, C., Chang, Z., Chin, D., (1980).  The Geotectonic Evolution of China, Publishing House of Academic, Beijing, 124 pp.  In Chinese.

Luo Mingjin and Wang Hengzhi, (1991); Gold Mine Summary of Henan Province: published by Henan Geological Mineral Bureau, May, 1991, 422pp.  In Chinese.

Xu Xianlu, (2006); Gold Detail Survey Report of Huluyu Property Area in Shanxian, Henan Province. Report by the Sixth Geological Team of Henan Nonferrous Metal Geological Mineral Bureau, August, 2006; 95 pp.  In Chinese.

Xu Xianlu, (2007); Gold Detail Survey Report of Dafangshan Property Area in Shanxian, Henan Province. Report by the Sixth Geological Team of Henan Nonferrous Metal Geological Mineral Bureau, July, 2007; 90 pp.  In Chinese.

Schulz, K. J., and Briskey, J. A., eds. (2005), Reviews of the Geology and Nonfuel Mineral Deposits of the World--Online only, Version 1.0, USGS Open File Report 2005-1294, available online at http://pubs.usgs.gov/of/2005/1294/ .

UNAVCO, (2003); Science Product Support-GPS Site Motion Vector/Crustal Velocity Archive.  Web page http://sps.unavco.org/crustal_motion/dxdt/

Broili, Chris, (2004); Technical report for SKN Resources Ltd. on the YING silver-leadzinc project, Henan Province, People’s Republic of China. Dated March, 2004.

Broili, Chris, (2006); Technical update for Silvercorp Metals Inc. on the YING silver-lead-zinc project, Henan Province, People’s Republic of China. Dated April, 2006.

Peter G. Folk, P. Eng.

280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B. C., V0N 2J0

Peterfolkmail@yahoo.com

CERTIFICATE OF AUTHOR

I, Peter G. Folk, P.Eng. do hereby certify that:

1.

I am an independent consulting geological engineer and Canadian citizen residing on Mayne Island in the Province of British Columbia, Canada.

2.

I hold a B.A.Sc. in Geological Engineering conferred by the University of British Columbia in 1971.

3.

I am a member, in good standing, of the Association of Professional Engineers and Geoscientists of the Province of British Columbia, Canada.

4.

I have been practicing my profession related to mining and mineral exploration for over 30 years in a wide variety of locations in North, South, and Central America and China.  Specific to the content of this report are several consulting assignments in China and familiarity with the pertinent styles of mineralization encountered on the Xiaoshan Project.

5.

I fulfill the requirements to be an “independent qualified person” as defined under “National Instrument 43-101”.

6.

I visited the Xiaoshan Project on the 29th and 30th of May, 2007.  I am entirely responsible for the report entitled “Report on the Xiaoshan Gold and Silver Project, Shanxian County, Henan Province, People’s Republic of China, for MINCO GOLD CORPORATION” Dated October 1, 2007.

7.

I have not had any prior involvement with the property that is the subject of the technical report.

8.

To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

9.

I am independent of MINCO GOLD CORPORATION applying all of the tests in section 1.4 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1thPP day of October, 2007

________________________

Signature of Qualified Person

Peter Folk, P. Eng.

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